UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition


05 May 2006



PEARSON TO ACQUIRE PARAVIA BRUNO MONDADORI:

GAINS LEADING POSITION IN ITALIAN EDUCATION MARKET



Pearson, the international education and information company, today announced the acquisition of an 80% stake in Paravia Bruno Mondadori Editori (PBM), one of Italy's leading educational publishing companies.


There are some 6.5m school students in Italy, and around EUR620m a year is spent on textbooks by parents (acting on textbook "adoption" decisions made by teachers). PBM publishes for all types of Italian schools (primary, lower secondary, upper secondary) and across all subjects (modern languages, maths, science, humanities, grammar/literature, social sciences and vocational) and has a catalogue of more than 3,000 school titles. In addition, PBM publishes university textbooks, teaching materials and dictionaries. Formed in 2000 from the merger of the Edizioni Bruno Mondadori and Paravia publishing houses, it is based in Milan and Turin.


In 2005, PBM had net sales of EUR70m and gross assets of EUR68m at the year end.

Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year, and to be earnings neutral in 2006, including integration costs. The acquisition is subject to regulatory approval and is expected to be completed in the second quarter of 2006.


Pearson is the world's leading education company, with 2005 sales of more than $3bn in the US and $1.4bn in other parts of the world. This acquisition supports Pearson's strategy of expanding its international education business through a combination of organic growth and selected investments in local publishers.


John Fallon, chief executive of Pearson Education, Europe, the Middle East and Africa, said:


"PBM is a strong, well-managed company with a great publishing pedigree and full of assets and people who will add a lot of value to Pearson. This acquisition gives Pearson a leading position in one of Europe's largest school publishing markets and strengthens our existing education businesses in Italy. The combination of PBM's experience and expertise in Italy with our own international scale and capabilities will create new opportunities to meet the needs of teachers and students."


After the acquisition, PBM will merge with Pearson's existing Italian business, Pearson Education Italia. Pearson will hold the majority stake of the combined business, with the minority stake held by Bruno Mondadori shareholders led by Roberto Gulli, currently Managing Director (publishing) of PBM. Roberto Gulli and Agostino Cattaneo, currently General Manager (finance & operations) of PBM, will lead the newly combined business reporting to Bill Anderson, President of Pearson's continental European schools and European-wide English Language Teaching businesses.

Roberto Gulli, managing director of PBM added:

"Pearson is the world's leading education company, with a great publishing tradition, imprints of indisputable quality and values that fit very well with our own. In our negotiations, we have developed a shared business plan that will support PBM's future expansion in Italy and offers us new opportunities to grow internationally. I am delighted that we are able to offer our people such an exciting future."


Ends


For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln +44 (0)20 7010 2310


Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. Almost all students in America learn from a Pearson programme at some point in their educational career. Some 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage their progress. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning.

Outside the US, Pearson is a leading player in meeting local school, curriculum, and assessment needs in markets as diverse as the UK, South Africa, Egypt, and Hong Kong. In countries throughout Europe and around the world, more people learn English as a foreign language using Pearson Longman textbooks than those of any other publisher.

Pearson is the market leader worldwide in Higher Education in print and digital products, both through sales of US-published materials and through its diverse range of local publishing adaptations and translations. In the US, more than three million college students are pursuing their courses online using our programmes and applications. In Europe, Pearson is a growing Higher Education and Professional publisher in French, German, Dutch, Italian and Spanish. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson VUE is a global leader in computer-based professional testing, delivered through a network of more than 4,000 test centres across 145 countries, providing testing services for customers including the National Council of State Boards of Nursing, the GMAT test for the Graduate Management Admissions Council, and in the UK, the driving theory test for the Driving Standards Agency. Pearson Education is part of Pearson (LSE: PSON; NYSE: PSO). In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 05 May, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary